Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use by SandRidge Mississippian Trust II (the “Trust”) of our name and to the inclusion of information taken from the reports listed below in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (“SEC”) on or about March 16, 2017, including any amendments thereto:

December 31, 2016, SandRidge Mississippian Trust II Interest in Certain Properties located in Kansas and Oklahoma — SEC Price Case

December 31, 2015, SandRidge Mississippian Trust II Interest in Certain Properties located in Kansas and Oklahoma — SEC Price Case

December 31, 2014, SandRidge Mississippian Trust II Interest in Certain Properties located in Kansas and Oklahoma — SEC Price Case

CAWLEY, GILLESPIE & ASSOCIATES, INC.

By:	/s/ J. Zane Meekins
J. Zane Meekins
Executive Vice President

Fort Worth, Texas

March 16, 2017